FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2003

                       Telemig Celular Participacoes S.A.
                       (Telemig Cellular Holding Company)

                 (Translation of Registrant's Name Into English)

                        SCN QUADRA 3, Bloco A, Sobreloja
                            70713-000 Brasilia - DF,
                                     Brazil
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes   No X

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                                   SIGNATURES

          Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Telemig Celular Participacoes S.A.

           Date:  February 18, 2003      By:  /s/ Joao Cox Neto
                                         Name:  Joao Cox Neto

                                         Title:  Chief Financial Officer and
                                                 Market Relations Executive
                                                 Officer


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                                  EXHIBIT INDEX

99.1     Announcement to the Market - Fourth Quarter and Year-End 2002 Results
99.2 Announcement to the Market -Notice of Joint Annual and Special Shareholders' Meeting